UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 01, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes              No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure: Press release:
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF
ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

01 March 2018
NEWS RELEASE
DEALING IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI
LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the company secretary has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66. The transactions were pursuant to a Co-Investment Plan
(CIP) for the Company’s executives.
In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at
150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The company secretary opted to participate in the CIP in 2017. This being the first anniversary of the date on which the company secretary purchased the shares in 2017, the Company has purchased and allocated matching shares to the company secretary as detailed below:
Name of officer M Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 28 February 2018
Nature of transaction
On-market purchase of shares by the Company, being
the allocation of the matched portion in respect of the first tranche
Class of security Ordinary shares
Number of shares purchased 4,554
Price per share R108.9782
Value of transaction (excluding
brokerage and other fees)
R496,286.72
Extent of interest Direct beneficial
Prior clearance to deal Obtained

Further, the company secretary has opted to participate in the CIP in 2018. Details of the transaction are provided below:
Name of director M Sanz Perez
Name of company AngloGold Ashanti Limited
Date of transaction 27 February 2018
Nature of transaction
On-market purchase of shares by the company
secretary of up to 50% of the after-tax cash bonus
received for financial year 2017
Class of security Ordinary shares
Number of shares 7,656
Average price of shares purchased R112.9840
Lowest price of shares purchased R112.80
Highest price of shares purchased R113.00
Value of shares purchased
(excluding brokerage and other
fees)
R865,005.60
Extent of interest Direct Beneficial
Prior clearance to deal Obtained

ENDS

01 March 2018
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors

Stewart Bailey +27 81 032 2563 / +27 11 637 6031 /
sbailey@anglogoldashanti.com

Sabrina Brockman +1 646 880 4526 / +1 646 379 2555 /
sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 /
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 01, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance